UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03054479

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 50916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARTSFIELD CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



APR 0 7 2003
165

3775 MANSELL ROAD
(No. and Street)

ALPHARETTA (City) GEORGIA (State) 30022-8247 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DELBERT REICHARDT 770-408-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRAZIER & DEETER, LLC
(Name – *if individual, state last, first, middle name*)

600 PEACHTREE STREET, NE, SUITE 1900, ATLANTA GEORGIA 30308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DELBERT REICHARDT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARTSFIELD CAPITAL SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Officer

Title



MELANIE R. MAYER
MY COMMISSION EXPIRES
APR
24
2004
FORSYTH COUNTY, GEORGIA
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTSFIELD CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

HARTSFIELD CAPITAL SECURITIES, INC.

Table of Contents

December 31, 2002



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazier-deeter.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Hartsfield Capital Securities, Inc.
Atlanta, Georgia

We have audited the statement of financial condition of Hartsfield Capital Securities, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartsfield Capital Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Frazier + Deeter, LLC

February 1, 2003, except for Note 2,
which is as of March 18, 2003

HARTSFIELD CAPITAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

Assets

Current Assets:		
Cash	$	15,810
Commission receivable		1,215
Due from related party		1,776
Prepaid management fees		250
Income tax receivable		180
Deferred income tax asset		5,465
Total current assets		24,696
Warrants		174
Total Assets	$	24,870

Liabilities and Stockholders' Equity

Current Liabilities:		
Accounts payable	$	4,153
Total current liabilities		4,153
Stockholders' Equity:		
Common stock, no par value; 100,000 shares authorized; 1,500 shares issued and outstanding		12,000
Additional paid-in capital		28,500
Accumulated deficit		(19,783)
Total stockholders' equity		20,717
Total Liabilities and Stockholders' Equity	$	24,870

See notes to financial statements.

HARTSFIELD CAPITAL SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2002

Revenues	$ 126,998
Expenses:	
Commissions	86,835
Management fees	9,000
Insurance and fees	4,338
Professional fees	29,460
Total expenses	129,633
Operating loss	(2,635)
Unrealized loss on warrants	(10,554)
Income before provision for income taxes	(13,189)
Provision for federal and state income taxes:	
Current	-
Deferred	(5,352)
	(5,352)
Net loss	$ (7,837)

See notes to financial statements.

HARTSFIELD CAPITAL SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2002

	Common Stock		Additional		
	Shares	Par Value	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2001	1,500	$ 12,000	$ 28,500	$ (11,946)	$ 28,554
Net loss	-	-	-	(7,837)	(7,837)
Balance, December 31, 2002	1,500	$ 12,000	$ 28,500	$ (19,783)	$ 20,717

See notes to financial statements.

HARTSFIELD CAPITAL SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2002

Increase (Decrease) in Cash

Cash flows from operating activities:		
Cash received from clients	$	127,538
Cash paid for operational expenses		(123,498)
Income taxes paid		-
Net cash used in operating activities		4,040
Increase in cash		4,040
Cash, beginning of year		11,770
Cash, end of year	$	15,810

Reconciliation of Net Loss to Net Cash Provided by Operating Activities

Net loss	$	(7,837)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in warrants		10,554
Changes in assets and liabilities:		
Decrease in commission receivable		540
Increase in due from related party		(1,776)
Decrease in prepaid management fees		5,250
Increase in income taxes receivable		-
Increase in deferred income taxes		(5,352)
Increase in accounts payable		2,661
Total adjustments		11,877
Net provided by operating activities	$	4,040

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Hartsfield Capital Securities, Inc. (the Company) is a Georgia corporation incorporated on February 5, 1998 for the purpose of qualifying as a broker-dealer providing services for clients primarily in Europe. The Company was approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) effective September 1998 and is a member of the National Association of Securities Dealers (NASD).

The following is a summary of the more important accounting principles and policies followed by the Company:

Revenue recognition

Revenue related to commissions and fees earned resulting from the private placement of securities by issuers and brokering transactions is recognized generally at the "date of closing."

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 requires that all deferred tax balances be determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. Deferred taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting which results from using the cash basis for tax reporting and the accrual basis for financial reporting. At December 31, 2002, the Company recognized a deferred income tax asset on the net operating loss carryforward and the tax basis of accounting for organizational costs, prepaid management fees, and accounts payable. The Company recognized a deferred tax liability on the tax basis treatment for accounts receivable and deferred income recognized on warrants received.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $12,872, which was $237,128 less than its required minimum net capital of $250,000. The Company's net capital ratio was .32 to 1 at December 31, 2002.

The Company violated SEC Rule 17a-3 by acting as an escrow agent. As a result of the violation, the Company's minimum net capital requirement increased from $5,000 to $250,000. Pursuant to SEC Rule 15c3-1, the Company failed to maintain net capital in excess of its minimum requirement as of December 31, 2002. The violation was corrected by the Company on March 18, 2003.

Note 3 - Management fees payable:

The Company has an agreement with Hartsfield Capital Group (HCG) whereby the Company pays HCG $750 a month in management fees for office and supporting services. At December 31, 2002, the Company has prepaid management fees to HCG in the amount of $250. The Company also is owed $1,776 by HCG at December 31, 2002.

Note 4 - Warrants:

As part of the compensation for services rendered, the Company received warrants from two of its clients. The warrants give the Company the right to purchase common stock at a particular exercise price. The company applies SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and related interpretations in accounting for its derivative valuation. Accordingly, the Company recognizes the asset and revenue at the grant date based on the fair value and increases and decreases in warrant values as gains and losses in income.

The fair value of each warrant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for Paradigm Medical Industries, Inc. (PMED) and Storage Computer Corporation (SOS), respectively:

	PMED	SOS
Dividend yield	0%	0%
Expected volatility	217.196	189.278
Risk-free interest rate	4.00	4.00
Expected life	3.5 years	1 years

Note 4 - Warrants - continued:

A summary of the status of the Company's warrants as of December 31, 2002 and changes during the year, is presented below:

	PMED		SOS	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	1,250	$4.00	2,250	$18.23
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding, end of year	1,250	$ 4.00	2,250	$ 18.23
Options exercisable at end of year	1,250	$ 4.00	2,250	$ 18.23
Weighted-average fair value of options at grant date		$ 0.82		$ 14.67
Weighted-average fair value of options at end of year		$ 0.1272		$ 0.0063

The warrants have an expiration date of April 7, 2006 and November 20, 2003 for Paradigm Medical Industries, Inc. and Storage Computer Corporation, respectively.

The fair market value of the common stock for Paradigm Medical Industries, Inc. and Storage Computer Corporation as of December 31, 2002 were $0.15 and $0.23, respectively.

Note 5 - Income taxes:

At December 31, 2002, deferred tax assets recognized for deductible temporary differences totaled approximately $5,756. Deferred tax liabilities recognized for taxable temporary differences totaled approximately $291.

At December 31, 2002, the Company has a net operating loss carryforward of approximately $22,458, for income tax purposes. This carryforward expires at various dates through 2021, and is available to reduce future federal tax liabilities. If certain substantial changes in ownership should occur, there would be annual limitations on the amount of net loss carryforwards which could be utilized.

Note 6 - Concentration of credit risk:

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

During the year ended December 31, 2002, the Company had two customers that accounted for 88% of revenues.

SUPPLEMENTAL INFORMATION



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazier-deeter.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholders
Hartsfield Capital Securities, Inc.
Atlanta, Georgia

We have audited the accompanying financial statements of Hartsfield Capital Securities, Inc. as of December 31, 2002 and for the year then ended, and have issued our report thereon dated February 1, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, and 4 on pages 11 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 1, 2003

Frazier & Deeter, LLC

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants, PCPS and SEC Practice Sections of the AICPA, CPAmerica International and PKF International Limited.

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

December 31, 2002

Description	As Previously Stated	Debit	Credit	As Stated
		Assets		
Cash	$ 15,810	$ -	$ -	$ 15,810
Commission receivable	1,215	-	-	1,215
Due from Hartsfield Capital Group	-	1,776	-	1,776
Prepaid management fees	250	-	-	250
Income taxes receivable	180	-	-	180
Deferred income taxes	113	5,352	-	5,465
Warrants	10,728	-	10,554	174
	$ 28,296	$ 7,128	$ 10,554	$ 24,870
		Liabilities and Stockholders' Equity		
Accounts payable	$ 2,377	$ -	$ 1,776	$ 4,153
Common stock	12,000	-	-	12,000
Additional paid-in capital	28,500	-	-	28,500
Accumulated deficit	(14,581)	5,202	-	(19,783)
	$ 28,296	$ 5,202	$ 1,776	$ 24,870
		Revenues and (Expenses)		
Revenues	$ 118,070	$ -	$ 8,928	$ 126,998
Commissions	(81,133)	5,702	-	(86,835)
Management fees	(9,000)	-	-	(9,000)
Insurance and fees	(4,122)	216	-	(4,338)
Professional fees	(26,450)	4,786	1,776	(29,460)
Unrealized loss on warrants	-	10,554	-	(10,554)
Deferred income taxes	-	-	5,352	5,352
Net loss	$ (2,635)	$ 21,258	$ 16,056	$ (7,837)

See independent auditors' report on supplemental information.

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 2: Explanation of Audit Adjustments

December 31, 2002

	Debit	Credit
Adjustment (1)		
Professional fees	$ 1,776	
Due to related party		$ 1,776
To record additional accounts payable.		
Adjustment (2)		
Due from related party	$ 1,776	
Professional fees		$ 1,776
To record amount due in reimbursement from related party.		
Adjustment (3)		
Commission expense	$ 5,702	
Insurance and fees	216	
Professional fees	3,010	
Revenues		$ 8,928
To record additional commissions and fees.		
Adjustment (4)		
Unrealized loss on warrants	$ 10,554	
Warrants		$ 10,554
To record unrealized loss on warrants.		
Adjustment (5)		
Deferred income taxes asset	$ 5,352	
Deferred income taxes - benefit		$ 5,352
To adjust deferred income taxes and record tax benefit.		

See independent auditors' report on supplemental information.

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition		$ 20,717
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		20,717
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated liabilities		20,717
Deductions and/or charges:		
Total nonallowable assets	(7,845)	
Other deductions and/or charges	-	
Other additions and/or allowable credits	-	(7,845)
Net capital before haircuts on securities positions		12,872
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))	-	-
Net capital		$ 12,872

See independent auditors' report on supplemental information.

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

December 31, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition		$	4,153
Add:			
Other unrecorded amounts	-		-
Total aggregate indebtedness		$	4,153
Percentage of aggregate indebtedness to net capital			0.32

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	277
Minimum dollar requirement	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	(237,128)
Excess net capital at 1000%	$	12,457

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	14,648
Net audit adjustments		(1,776)
Net capital per previous page	$	12,872

See independent auditors' report on supplemental information.

HARTSFIELD CAPITAL SECURITIES, INC.

Schedule 4: Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2002

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See independent auditors' report on supplemental information.



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazier-deeter.com

To the Stockholders
Hartsfield Capital Securities, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Hartsfield Capital Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazier & Deeter, LLC

Frazier & Deeter, LLC
Atlanta, Georgia
February 1, 2003